EXHIBIT 99.1

                     TRANSFER AUTHORIZATION

LETTER OF AUTHORIZATION FOR TRANSFER OF ASSETS FROM EXISTING
ACCOUNT TO NEW ENTITY FOR CONVERSION TO MASTER - FEEDER
STRUCTURE.

     The parties to this Assignment and Assumption Agreement are Sandera Partners, L.P. ("Transferor"), Catalyst Master Fund, L.P.
("Transferee") and Bear, Stearns Securities Corp. ("BSSC").

     Transferor is a client of any or all of Bear, Stearns & Co., BSSC, Bear Stearns International, Ltd. ("BSIL"), or a Broker-Dealer that introduces Transferor's account to BSSC, pursuant to which BSSC clears Transferor's securities, carries Transferor's account(s), and may finance Transferor's positions (together, the "Services"). Transferor is also a party to other agreements with BSSC including but not limited to a certain Professional Account Agreement (collectively, "Customer Agreements") governing its account held at BSSC.

     Transferee is a client of any or all of Bear, Stearns & Co., BSSC, Bear Stearns International, Ltd. ("BSIL"), or a Broker-Dealer that introduces Transferee's account to BSSC, pursuant to which BSSC clears Transferee's securities, carries Transferee's account(s), and may finance Transferee's positions (together, the "Services"). Transferee is also a party to other agreements with BSSC including but not limited to a certain Professional Account Agreement (collectively, "Customer Agreements") governing its account held at BSSC.

     Effective September 8, 1999 (the "Effective Time"). Transferor hereby transfers to Transferee Transferor's right, title and interest in and to and all obligations and liabilities indicated below, and any representations, liabilities, and obligations between Transferor and BSSC (collectively, the "Obligations") connected with this transfer. Transferee hereby accepts the foregoing transfer and assumes all of the Transferor's Obligations to BSSC, its successors and assigns, existing prior to at the Effective Time for this transfer.

     Transferor and Transferee each represents, covenants and warrants to BSSC as follows: (i) This Transfer and the performance contemplated hereunder has been fully authorized and duly executed and delivered by it and constitutes a legal, valid and binding obligation, enforceable in accordance with its terms; and (ii) The execution, delivery and performance contemplated hereunder will not violate any provision of any law applicable to it, its charter or by-laws, any order of any court or agency or other governmental instrumentality, or any agreement to which it is a party or by which any of its properties are bound.

     Transferor and Transferee hereby jointly and severally agree to indemnify and hold harmless BSSC from and against any loss, liability, damage, claim, cost or expenses (including fees and expenses of legal counsel) arising out of or incurred in connection with the effectuation of this Transfer.

                         -1-

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     The terms of this Transfer Authorization shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any conflicts of law principles thereof. Any dispute concerning this Transfer Authorization shall be submitted to binding arbitration before the New York Stock Exchange, Inc. unless the transaction which gives rise to the dispute was effected in another U.S. market which provides arbitration facilities, in which case it shall be settled by arbitration under such facilities.

     The parties hereto shall signify their consent to the foregoing by executing below where indicated.



Transferor:


Sandera Partners, L.P.


By:      /s/ MARK SCHWARZ
   -------------------------------
     Mark Schwarz, V.P.




Transferee:


Catalyst Master Fund, L.P.



By:       /s/ J.KEITH BENEDICT
   -----------------------------------------------
     J. Keith Benedict, Director, Catalyst GP, Ltd.
     its General Partner



Accepted And Agreed To:

BEAR, STEARNS SECURITIES CORP.


By: __________________________